                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  Casmyn Corp.
                  ---------------------------------------------
                                (Name of Issuer)


                                  Common Stock
      --------------------------------------------------------------------
                         (Title of Class of Securities)


                                   1476191002
                                 ---------------
                                 (CUSIP Number)

                                 Mark S. Zucker
                              Anvil Investors, Inc.
                       100 Wilshire Boulevard, 15th Floor
                             Santa Monica, CA 90401
                                 (310)917-6600
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 June 12, 1998
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of SectionSection 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

CUSIP No.  05349F-20-4

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Anvil Investment Partners, L.P.
--------------------------------------------------------------------------------


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [  ]
                                                                      (b)  [  ]
-------------------------------------------------------------------------------

3     SEC USE ONLY
-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
                                  OO
-------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [  ]
-------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware
-------------------------------------------------------------------------------
                  7      SOLE VOTING POWER
   NUMBER OF                   17,607,694
                  -------------------------------------------------------------
    SHARES

  BENEFICIALLY    8      SHARED VOTING POWER

    OWNED BY                   -0-
                  -------------------------------------------------------------
     EACH

  REPORTING       9      SOLE DISPOSITIVE POWER

   PERSON                      17,607,694
                  -------------------------------------------------------------
    WITH

                  10     SHARED DISPOSITIVE POWER
                               -0-
                  -------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               17,607,694
-------------------------------------------------------------------------------

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [ ]

-------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               9.9%
-------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
                               PN
-------------------------------------------------------------------------------
                                *SEE INSTRUCTIONS



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                                                                     PAGE 3 OF 8

                                  SCHEDULE 13D

CUSIP No.  05349F-20-4

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Anvil Investors, Inc.
-------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [  ]
                                                                      (b)  [  ]
-------------------------------------------------------------------------------

3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
                               OO
-------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                         [  ]

-------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware
-------------------------------------------------------------------------------
                  7      SOLE VOTING POWER
   NUMBER OF                   -0-
                  -------------------------------------------------------------
    SHARES

  BENEFICIALLY    8      SHARED VOTING POWER

    OWNED BY                   -0-
                  -------------------------------------------------------------
      EACH

    REPORTING     9      SOLE DISPOSITIVE POWER

     PERSON                    -0-
                  -------------------------------------------------------------
       WITH

                  10     SHARED DISPOSITIVE POWER
                               -0-
                  -------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               17,607,694
-------------------------------------------------------------------------------

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [ ]

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               9.9%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                               CO
-------------------------------------------------------------------------------
                                *SEE INSTRUCTIONS

                                  SCHEDULE 13D

CUSIP No.  05349F-20-4

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Mark S. Zucker
-------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [  ]
                                                                      (b)  [  ]
-------------------------------------------------------------------------------

3           SEC USE ONLY

-------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
                               PF
-------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                         [  ]

-------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION   United States of America
-------------------------------------------------------------------------------
                  7      SOLE VOTING POWER
   NUMBER OF
                               -0-
      SHARES      -------------------------------------------------------------

   BENEFICIALLY   8      SHARED VOTING POWER

    OWNED BY                   -0-

      EACH        -------------------------------------------------------------

    REPORTING     9      SOLE DISPOSITIVE POWER

     PERSON                    -0-

       WITH       -------------------------------------------------------------

                  10     SHARED DISPOSITIVE POWER
                               -0-
                  -------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               17,607,694
-------------------------------------------------------------------------------

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [ ]

-------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               9.9%

-------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
                               IN
-------------------------------------------------------------------------------
                                *SEE INSTRUCTIONS



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                                                                     PAGE 5 OF 8

Item 1.           Security and Issuer.

                  Common Stock

                  Casmyn Corp.
                  1335 Greg Street, Unit 104
                  Sparks, Nevada 89431

Item 2.           Identity and Background

                  (a) through (f). This statement is being filed by (1) Mark S. Zucker, an individual ("Mr. Zucker"), (2) Anvil Investment Partners, L.P., a Delaware limited partnership ("Anvil"), and (3) Anvil Investors, Inc., a Delaware Corporation wholly owned by Mr. Zucker, which serves as the General Partner for Anvil ("General Partner"). The principal place of business of Mr. Zucker, Anvil and Anvil Investors, Inc. is 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401.

                  As a result of Mr. Zucker's position as the President of Anvil Investors, Inc., he may be deemed to have voting and dispositive power over the Issuer's shares owned by Anvil. Neither this filing nor any information contained herein shall be construed as an admission by Mr. Zucker of his present control or influence over or his intent to control or influence the Issuer.

                  Mr. Zucker's principal business consists of acting as the President of Anvil Investors, Inc. During the past five years Mr. Zucker has not been convicted in any criminal proceedings. Mr. Zucker has not been subject to any judgment, decree or final order enjoining any future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws in a civil proceeding of a judicial or administrative body.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Anvil -- Other (available investable cash) ($61,664.00).

Item 4.           Purpose of Transaction.

                  Securities of the Issuer beneficially owned by the Reporting Persons as set forth herein were purchased for investment purposes. Depending upon their evaluation of the Issuer's business and prospects, and upon future developments (including, but not limited to, performance of the Issuer's shares in the market, availability of funds, alternative uses of funds, stock market and general economic conditions), any of the Reporting Persons, or other entities that may be affiliated with any of the Reporting Persons, may from time to time purchase the Issuer's shares, and may from time to time dispose of all or a portion of the Issuer's shares held by such persons, or cease buying or selling such shares. Any additional purchases or sales of the Issuer's shares may be in open market or privately-negotiated transactions or otherwise.

                  The Issuer's Preferred Shareholders have approved a restructuring proposal announced that would establish a fixed conversion price of $0.04 per Common Share, grant the Preferred Shareholders voting rights on an as converted basis subject to approval by the Issuer's Common Shareholders and permit the Company to redeem the Preferred Stock at specified prices. The proposal contemplates that two of the present members of the Board of Directors would resign upon approval by the Preferred Shareholders and the remaining two board members would elect three persons designated by the Preferred Shareholders as new directors. It is anticipated that Mr. Zucker would be one of the designees of the Preferred Shareholders. The restructuring proposal will remain in effect only if approve by the Common Shareholders.

                  Except as otherwise described in this Item 4, none of the Reporting Persons have formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to parts (a) through (j) of Item 4.

Item 5.           Interest in Securities of the Issuer.

                  (a) As of June 12, 1998, the Reporting Persons beneficially own in the aggregate 17,607,694 of the Issuer's outstanding Common Stock, which constitutes 9.9% of the Issuer's outstanding Common Stock and 63,822 shares of the Issuer's non-voting Preferred Stock which is convertible into shares of the Issuer's Common Stock. Anvil has entered into an agreement with the Issuer whereby Anvil has agreed not to convert any portion of the Issuer's Preferred Stock which would result in the Reporting Persons owning more than 9.9% of the Issuer's outstanding Common Stock. By virtue of the relationship described in
Item 2 above, both Mr. Zucker and Anvil Investors, Inc. may be deemed to have beneficial ownership of the Issuer's shares owned by Anvil.

                  (b) Of the aggregate shares that are being reported, Mr. Zucker and Anvil Investors, Inc. may be deemed to have the power to direct the voting and disposition of 17,607,694 shares beneficially; Anvil has the sole power to direct the voting and disposition of 17,607,694 shares beneficially owned.

                  (c) During the past 60 days, Anvil acquired shares of the Common Stock on the following dates:

                  - June 12, 1998 - 17,607,694 shares through the exercise of conversion rights attached to 8,224 shares of the Issuer's non-voting Preferred Stock - transaction effected by the Issuer.


Item 6. Contracts, Arrangements, Understandings, Relationships, with Respect to Securities of the Issuer.

     Anvil has agreed with the Issuer not to convert any portion of the shares of Preferred Stock it owns which would result in the reporting persons beneficially owning more than 9.9% of the outstanding shares of the Issuer's Common Stock.

Item 7.           Material to Be Filed as Exhibits.

     Exhibit 1:   Joint Filing Agreement.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


MARK S. ZUCKER



By:    /s/MARK S. ZUCKER
      -------------------------
       Mark S. Zucker

Date: 07/08/98


ANVIL INVESTMENT PARTNERS, L.P.



By:    /s/MARK S. ZUCKER
      -------------------------
       Mark S. Zucker, President
       Anvil Investors, Inc., General Partner

Date: 07/08/98


ANVIL INVESTORS, INC.



By:    /s/MARK S. ZUCKER
      -------------------------
      Mark S.  Zucker
      President

Date: 07/08/98

                                                                     PAGE 8 OF 8
                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

      Pursuant to and in accordance with Rule 13d-1(k)(iii) under the Securities Exchange Act of 1934, the undersigned hereby agree to jointly file the Schedule 13D dated July 08, 1998 and any amendments thereto with respect to the beneficial ownership by each of the undersigned of shares of Common Stock of Casmyn Corp. Such joint filings may be executed by one or more of us on behalf of each of the undersigned.

      This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.




MARK S. ZUCKER



By:    /s/MARK S. ZUCKER
      -------------------------
       Mark S. Zucker

Date: 07/08/98


ANVIL INVESTMENT PARTNERS, L.P.



By:    /s/MARK S. ZUCKER
      -------------------------
       Mark S. Zucker, President
       Anvil Investors, Inc., General Partner

Date: 07/08/98


ANVIL INVESTORS, INC.



By:    /s/MARK S. ZUCKER
      -------------------------
       Mark S. Zucker
       President

Date: 07/08/98